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                                                                    EXHIBIT 23.1


            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Medical Properties Trust, Inc.:

         We consent to the use of our report included herein and to the references to our firm under the heading "Experts," "Summary Selected Financial Data" and "Selected Financial Data" in the prospectus.

         Our report dated February 6, 2004 contains an explanatory paragraph that states the Company's shareholders' deficit and loss from operations raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/  KPMG LLP


October 25, 2004
Birmingham, Alabama